February 27, 2025

Joseph La Rosa
Chief Executive Officer
La Rosa Holdings Corp.
1420 Celebration Blvd., 2nd Floor
Celebration, FL 34747

       Re: La Rosa Holdings Corp.
           Registration Statement on Form S-1
           Filed February 14, 2025
           File No. 333-284962
Dear Joseph La Rosa:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed February 14, 2025
General

1. We note the substantial portion of shares being registered for resale and the short period of time since the shares were sold to your selling stockholder. Please provide us with a detailed legal analysis of your basis for determining that it is appropriate to characterize this offering as a secondary offering under Securities Act Rule
       415(a)(1)(i), as opposed to an indirect primary offering. For guidance, refer to
       Securities Act Rules Compliance and Disclosure Interpretations Question 612.09.
2. Please provide us with your legal analysis regarding why the 36,940,906 shares underlying the convertible notes which are issuable upon the exercise of the 16 warrants issued in the private placement are eligible to be registered at this time. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretations
       Question 139.11.
 February 27, 2025
Page 2

Information We Incorporate by Reference, page 28

3. We note that you incorporate by reference into your registration statement. Since you have not yet filed your Form 10-K for the year ended December 31, 2024, you are not eligible to incorporate by reference. Please amend your registration statement to either remove the incorporation by reference or file your Form 10-K for the fiscal year ended December 31, 2024 and update this section accordingly. Refer to General
       Instruction VII.C to Form S-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Pearlyne Paulemon at 202-551-8714 or Isabel Rivera at 202-551-3518
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Ross David Carmel